Exhibit 99.1

SGOCO Group, Ltd. Announces 2016 Unaudited Interim Financial Results

Hong Kong, December 23, 2016 /PRNewswire/ -- SGOCO Group, Ltd. (SGOC) ("SGOCO" or the "Company"), a company focused on product design, distribution, and brand development in the display and computer product market in China as well as energy saving products and services worldwide, today announced its unaudited operating results for the six months ended June 30, 2016.

2016 Interim Results Overview

Interim revenues increased 828.2% to $4.7 million for the first six months of this year (“1H”), as compared to $0.5 million for the first six months of 2015.

Gross profit increased 687.5% to $0.2 million in the 1H 2016, from $0.02 million for the same period in 2015.

Net loss for the 1H 2016 was $2.7 million, compared to net loss of $1.3 million during the same period in 2015.

Basic and diluted loss per share was $0.42 for the 1H 2016, as compared to $0.30 loss per share in the 1H 2015.

Revenue

Our total revenues increased 828.2% to $4.7 million, as compared with $0.5 million for the first six months of 2015.

Cost of Goods Sold

Cost of goods sold increased 835.2% to $4.5 million from $0.5 million in the 1H of 2016. The increase was in line with the revenue growth.

Gross margin

In 1H 2016, the gross profit of the Company increased 687.5% to $0.2 million from $0.02 million for the same period in 2015. The overall gross margin for the 1H 2016 was 4.0%, as compared with 4.8% during the same period of 2015.

Operating loss and expenses

The Company recorded a $1.3 million operating loss in the 1H 2016, as compared to an operating loss of $0.8 million in the 1H 2015. Operating expenses in 1H 2016 increased by 70.2% to $1.5 million, compared to operating expenses of $0.9 million in the first six months of 2015. The increase of G&A expenses was mainly due to amortization of intangible assets on the Company’s newly acquired subsidiary – Boca International Limited.

Net loss and loss per share

Net loss for the 1H 2016 was $2.7 million, compared to a net loss of $1.3 million for the same period in 2015. The net margin experienced a loss of 57.8% in the 1H of 2016, as compared to 259.5% during the same period of 2015. Basic and diluted loss per share was $0.42 in the 1H of 2016 based on 6,476,467 weighted average number of common shares, as compared to basic and diluted loss per share of $0.30 based on 4,382,965 weighted average number of common shares for the 1H 2015.

Cash and working capital

SGOCO held $0.2 million cash and cash equivalents as of June 30, 2016, compared to $0.3 million as of December 31, 2015. Working capital increased to negative of $6.7 million from negative of $7.9 million as of December 31, 2015.

About SGOCO Group, Ltd.

SGOCO Group, Ltd. is focused on product design, brand development and distribution in the Chinese display and computer product market as well as energy saving products and services. SGOCO sells its products and services in the Chinese market and abroad. For more information about SGOCO, please visit our investor relations website:

http://www.sgocogroup.com

For investor and media inquiries, please contact:

SGOCO Group, Ltd.

Tony Zhong

Vice President of Finance

Tel: +852 3610 7777

Email:ir@sgoco.com

Safe Harbor and Informational Statement

This announcement contains "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, including, without limitation, those with respect to the objectives, plans and strategies of the Company set forth herein and those preceded by or that include the words "believe," "expect," "anticipate," "future," "will," "intend," "plan," "estimate" or similar expressions, are "forward-looking statements". Forward-looking statements in this release include, without limitation, the effectiveness of the Company's multiple-brand, multiple channel strategy and the transitioning of its product development and sales focus and to a "light-asset" model, Although the Company's management believes that such forward-looking statements are reasonable, it cannot guarantee that such expectations are, or will be, correct. These forward looking statements involve a number of risks and uncertainties, which could cause the Company's future results to differ materially from those anticipated. These forward-looking statements can change as a result of many possible events or factors not all of which are known to the Company, which may include, without limitation, our ability to have effective internal control over financial reporting; our success in designing and distributing products under brands licensed from others; management of sales trend and client mix; possibility of securing loans and other financing without efficient fixed assets as collaterals; changes in government policy in China; China's overall economic conditions and local market economic conditions; our ability to expand through strategic acquisitions and establishment of new locations; compliance with government regulations; legislation or regulatory environments; geopolitical events, and other events and/or risks outlined in SGOCO's filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F and other filings. All information provided in this press release and in the attachments is as of the date of the issuance, and SGOCO does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

SGOCO GROUP, LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE SIX MONTHS ENDED JUNE 30, 2016 AND 2015

(Unaudited)

(In thousands of U.S. dollars except share and per share data)

	2016	2015
REVENUES:
Revenues	4,678	504

COST OF GOODS SOLD:
Cost of goods sold	4,489	480

GROSS PROFIT	189	24

OPERATING EXPENSES:
Selling expenses	39	42
General and administrative expenses	1,433	823
Total operating expenses	1,472	865

LOSS FROM OPERATIONS	(1,283)	(841)

OTHER INCOME (EXPENSES):
Interest income	-	47
Interest expense	(9)	(4)
Other expense, net	(16)	(86)
Change in fair value of warrant derivative liability	-	2
Loss on change in fair value of convertible notes	(1,500)	(426)
Total other income (expenses), net	(1,525)	(467)

LOSS BEFORE PROVISION FOR INCOME TAXES	(2,808)	(1,308)

INCOME TAX CREDIT	105	-

NET LOSS	(2,703)	(1,308)

OTHER COMPREHENSIVE LOSS:
Foreign currency translation adjustment	(668)	(1)

COMPREHENSIVE LOSS	(3,371)	(1,309)

LOSS PER SHARE:
Basic	(0.42)	(0.30)
Diluted	(0.42)	(0.30)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING:
Basic	6,476,467	4,382,965
Diluted	6,476,467	4,382,965

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

SGOCO GROUP, LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF JUNE 30, 2016 AND DECEMBER 31, 2015

(Unaudited)

(In thousands of U.S. dollars except share and per share data)

	June 30,	December 31,
	2016	2015

ASSETS

CURRENT ASSETS
Cash	215	345
Accounts receivable, trade	4,511	228
Other receivables and prepayments	182	456
Inventories	9	26
Advances to suppliers	39	126
Total current assets	4,956	1,181

DEPOSITS FOR ACQUISITION OF SUBSIDIARIES	33,327	85,693
PLANT AND EQUIPMENT, NET	6	8
INTANGIBLE ASSETS, NET	26,131	-
GOODWILL	36,504	-

Total assets	100,924	86,882

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Accounts payable, trade	4,265	46
Other loan - secured	335	-
Other payables and accrued liabilities	663	169
Customer deposits	199	421
Taxes payable	6,241	6,241
Convertible notes	-	2,169
Total current liabilities	11,703	9,046
LONG-TERM LIABILITIES
Non-current Deferred tax liability	6,533	-
Total liabilities	18,236	9,046

COMMITMENT AND CONTINGENCIES

SHAREHOLDERS' EQUITY
Preferred stock, $0.001 par value, 1,000,000 shares authorized, nil issued and outstanding as of June 30, 2016 and December 31, 2015
	-	-
Common stock, $0.004 par value, 12,500,000 shares authorized,
7,167,928 and 4,471,215 issued and outstanding as of
June 30, 2016 and December 31, 2015, respectively	29	18
Additional paid-in-capital	34,116	25,904
Statutory reserves	-	-
Retained earnings	54,480	57,183
Accumulated other comprehensive income	(5,937)	(5,269)
Total shareholders' equity	82,688	77,836

Total liabilities and shareholders' equity	100,924	86,882

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

SGOCO GROUP, LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(In thousands of U.S. dollars except share data)

						Accumulated
	Ordinary Shares			Retained Earnings		Other
			Paid-in	Statutory		Comprehensive
	Shares	Par Value	Capital	Reserves	Unrestricted	Loss	Total
BALANCE, January 1, 2015	4,353,715	18	25,589	-	59,601	(11)	85,197
Shares issued for equity compensation plan	45,000	-	126	-	-	-	126
Net loss	-	-	-	-	(1,308)	-	(1,308)
Foreign currency translation adjustment	-	-	-	-	-	(1)	(1)
BALANCE, June 30, 2015 (unaudited)	4,398,715	18	25,715	-	58,293	(12)	84,014

BALANCE, January 1, 2016	4,522,726	18	25,904	-	57,183	(5,269)	77,836
Shares issued for equity compensation plan	139,250	-	469	-	-	-	469
Shares issued on conversion of convertible notes	1,343,425	6	3,668	-	-	-	3,674
Shares issued on acquisition of a subsidiary	1,162,305	5	4,075	-	-	-	4,080
Rounding difference on reverse stock split	222	-	-	-	-	-	-
Net loss	-	-	-	-	(2,703)	-	(2,703)
Foreign currency translation adjustment	-	-	-	-	-	(668)	(668)
BALANCE, June 30, 2016 (unaudited)	7,167,928	29	34,116	-	54,480	(5,937)	82,688

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

SGOCO GROUP, LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2016 AND 2015

(Unaudited)

(In thousands of U.S. dollars)

	2016	2015
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	(2,703)	(1,308)
Adjustments to reconcile net loss to cash provided by (used in) operating activities:
Depreciation and amortization	423	1
Transaction cost from issue of convertible notes	44	25
Deferred income taxes	(105)	-
Change in fair value of warrant derivative liability	-	(2)
Share-based compensation expenses	469	126
Loss on change in fair value of convertible notes	1,500	426
Change in operating assets
Accounts receivable, trade	(4,352)	775
Other receivables and prepayments	2	19
Inventories	17	(173)
Advances to suppliers	86	32
Other current assets	-	(10)
Change in operating liabilities
Accounts payables, trade	4,283	244
Other payables and accrued liabilities	63	149
Customer deposits	(217)	(113)
Taxes payable	130	(1)
Net cash provided by (used in) operating activities	(360)	190

CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from acquisition of a subsidiary, net of cash acquired of $1	1	-
Proceeds from disposal of subsidiaries, net of cash disposed of $25	-	91,241
Net cash provided by investing activities	1	91,241

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from shareholder loan	7	270
Payments on shareholder loan	(75)	(505)
Proceeds from convertible debt	298	204
Net cash provided by (used in) financing activities	230	(31)

EFFECT OF EXCHANGE RATE ON CASH	(1)	150

(DECREASE) INCREASE IN CASH	(130)	91,550

CASH, beginning of period	345	92

CASH, end of period	215	91,642

SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES INFORMATION
Receivable from convertible note holders under promissory notes	-	575
Common stock issued on conversion of convertible notes	3,674	-
Common stock issued for acquisition of a subsidiary	4,080	-

SGOCO GROUP, LTD AND SUBSIDIARIES

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. dollars, except for shares and per share data)

Note 1 - Organization and description of business

SGOCO Group, Ltd., formerly known as Hambrecht Asia Acquisition Corp. (the “Company” or “SGOCO” or “we”, “our” or “us”) was incorporated under Cayman Islands’ law on July 18, 2007. The Company was formed as a blank check company for the purpose of acquiring one or more operating businesses in the People's Republic of China (the “PRC”) through a merger, stock exchange, asset acquisition or similar business combination or control through contractual arrangements.

The Company completed its initial public offering (“IPO”) of units consisting of one ordinary share and one warrant to purchase one ordinary share in March 12, 2008. On March 12, 2010, the Company completed a share-exchange transaction with Honesty Group Holdings Limited (“Honesty Group”) and its shareholders, and Honesty Group became a wholly-owned subsidiary of the Company (the “Acquisition”). On the closing date, the Company issued 3,575,000 of its ordinary shares to Honesty Group in exchange for 100% of the capital stock of Honesty Group. Prior to the share-exchange transaction, the Company had 5,299,126 ordinary shares issued and outstanding. After the share-exchange transaction, the Company had 4,023,689 ordinary shares issued and outstanding.

The share-exchange transaction was accounted for as reorganization and recapitalization of Honesty Group. As a result, the consolidated financial statements of the Company (the legal acquirer) were, in substance, those of Honesty Group (the accounting acquirer), with the assets and liabilities, and revenues and expenses, of the Company being included effective from the date of the share-exchange transaction. There was no gain or loss recognized based on the transaction. The historical financial statements for periods prior to March 12, 2010 are those of Honesty Group, except that the equity section and earnings per share have been retroactively restated to reflect the reorganization and recapitalization.

SGOCO International (HK) Limited, a limited liability company registered in Hong Kong, or “SGOCO International,” is a wholly owned subsidiary of SGOCO.

On February 22, 2011, SGO Corporation (“SGO”) was established in Delaware USA. On March 14, 2011, SGOCO International purchased 100% of the outstanding shares of common stock of SGO. SGO was founded for the purpose of marketing, sales and distribution of SGOCO’s high quality LCD/LED products in America. SGO commenced sales in June 2012.

On July 28, 2011, SGOCO (Fujian) Electronic Co., Ltd. (“SGOCO (Fujian)”), a limited liability company under the laws of the PRC was established by SGOCO International for the purpose of conducting LCD/LED monitor and TV product-related design, brand development and distribution.

On December 26, 2011, SGOCO International established a wholly owned subsidiary, Beijing SGOCO Image Technology Co. Ltd. (“Beijing SGOCO”), a limited liability company under the laws of the PRC for the purpose of conducting LCD/LED monitor, TV product-related and application-specific product design, brand development and distribution.

On November 14, 2013, SGOCO International established a wholly owned subsidiary, SGOCO (Shenzhen) Technology Co., Ltd. (“SGOCO Shenzhen”), a limited liability company under the laws of the PRC for the purpose of conducting LCD/LED monitor and TV product-related and application-specific product design, brand development and distribution.

In April 2014, the Company relocated its corporate headquarters from Beijing, China to Hong Kong, China.

On December 24, 2014, the Company entered into a Sale and Purchase Agreement to sell its 100% equity ownership interest in SGOCO (Fujian) to Apex Flourish Group Limited (“Apex”), which is an independent third party with interests in real estate and forestry products. Apex previously purchased Honesty Group Holdings Limited, SGOCO’s prior manufacturing business, on November 15, 2011. The Company considers December 31, 2014 as the disposal effective date since the operational and management control over SGOCO (Fujian) was shifted from SGOCO to Apex on December 31, 2014. The Sale of SGOCO (Fujian) allowed SGOCO to reform the business and reduce the reliance of traditional flat panel LED and LCD monitor products. It provided greater flexibility and scalability for the Company's business model, which enables the Company to focus on finding new business acquisition opportunities and exploring new products.

The sales price for all the equity of SGOCO (Fujian) is equivalent to the net asset value of SGOCO (Fujian) on December 31, 2014. The final amount is $11.0 million.

The Company has effected an 1-for-4 reverse stock split of the Company’s authorized ordinary shares, accompanied by a corresponding decrease in the Company’s issued and outstanding shares of ordinary shares and an increase of the par value of each ordinary share from $0.001 to $0.004 (the “Reverse Stock Split”) on January 19, 2016. All references in this report to share and per share data have been adjusted, including historical data which have been retroactively adjusted, to give effect to the reverse stock split unless specified otherwise.

On August 10, 2016, the shareholders of the Company approved an increase of the authorized ordinary shares of the Company from 12,500,000 shares to 50,000,000 shares at the annual shareholders meeting.

The Company is focused on designing innovative products and developing its own-brands for sale in the Chinese flat-panel display market and providing energy saving products and services worldwide. Its main products are LCD/LED monitors, TVs and other application-specific products. The Company intends to offer high quality LCD/LED products under brands that it controls and licenses such as “SGOCO”, “No. 10” and “POVIZON” to consumers residing in China’s Tier 3 and Tier 4 cities. The Company is also distributing the LCD/LED products to the international markets.

Note 2 - Accounting policies

Basis of presentation and principle of consolidation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") for interim financial information. Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. Certain information and note disclosures normally included in our annual financial statements prepared in accordance with U.S. GAAP have been condensed or omitted consistent with Article 10 of Regulation S-X. In the opinion of management, our consolidated financial statements and accompanying notes include all adjustments (consisting of normal recurring adjustments) considered necessary by management to fairly state the results of operations, financial position and cash flows for the interim periods presented. Interim results of operations are not necessarily indicative of the results for the full year or for any future period. These financial statements should be read in conjunction with the annual financial statements and the notes thereto also included herein.

The accompanying consolidated financial statements include the financial statements of the Company and all its majority-owned subsidiaries that require consolidation. Intercompany transactions and balances have been eliminated in the consolidation.

The Company had a working capital deficiency and recorded a loss in the current period. These factors raise substantial doubt about the Company’s ability to continue as a going concern.

On May 9, 2016, the Company entered into a share purchase agreement with certain investors whereby the Company agrees to sell to these investors 1,900,000 shares of the Company’s unregistered ordinary shares for an amount of $7 million. On May 11, 2016, the investors paid the first tranche of $350,000. The Company shall issue 95,000 shares within 30 working days upon receipt of such payment. The investors paid the balance of $6,650,000 on August 11, 2016, and the Company issued 1,900,000 shares on September 19, 2016.

The Company believes that with the financing and the successful transition of business to provision of products and projects utilizing “green” energy technologies with the acquisition of Boca (see Note 4), it can return to profitability.

Use of estimates

Preparing consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions affecting the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The more significant areas requiring the use of management’s estimates and assumptions relate to the collectability of its receivables, the fair value and accounting treatment of certain financial instruments, the valuation and recognition of share-based compensation arrangements, fair value of assets and liabilities acquired in business combination, useful life of intangible assets and assessment of impairment of long-lived assets, intangible assets and goodwill. Management bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. Accordingly, actual results may differ significantly from these estimates. In addition, different assumptions or circumstances could reasonably be expected to yield different results.

Business combinations

The Company accounts for its business combinations using the acquisition method of accounting in accordance with Accounting Standards Codification ("ASC") 805 "Business Combinations." The cost of an acquisition is measured as the aggregate of the acquisition date fair values of the assets transferred and liabilities incurred by the Company to the sellers and equity instruments issued. Transaction costs directly attributable to the acquisition are expensed as incurred. Identifiable assets and liabilities acquired or assumed are measured separately at their fair values as of the acquisition date, irrespective of the extent of any noncontrolling interests. The excess of (i) the total costs of acquisition, fair value of the noncontrolling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the consolidated statements of comprehensive income. During the measurement period, which can be up to one year from the acquisition date, the Company may record adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill. Upon the conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded to the consolidated statements of comprehensive income.

In a business combination achieved in stages, the Company re-measures the previously held equity interest in the acquiree immediately before obtaining control at its acquisition-date fair value and the re-measurement gain or loss, if any, is recognized in the consolidated statements of comprehensive income.

When there is a change in ownership interests that result in a loss of control of a subsidiary, the Company deconsolidates the subsidiary from the date control is lost. Any retained noncontrolling investment in the former subsidiary is measured at fair value and is included in the calculation of the gain or loss upon deconsolidation of the subsidiary.

Intangible assets

Intangible assets acquired through business acquisitions are recognized as assets separate from goodwill if they satisfy either the "contractual-legal" or "separability" criterion. Purchased intangible assets and intangible assets arising from the acquisitions of subsidiaries are recognized and measured at fair value upon acquisition. Separately identifiable intangible assets that have determinable lives continue to be amortized over their estimated useful lives using the straight-line method as follows:

Proprietary technology	20 years
Backlog	1 year

Separately identifiable intangible assets to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Determination of recoverability is based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. Measurement of any impairment loss for identifiable intangible assets is based on the amount by which the carrying amount of the assets exceeds the fair value of the assets.

Goodwill

Goodwill represents the excess of the purchase consideration over the fair value of the identifiable tangible and intangible assets acquired and liabilities assumed of the acquired entity as a result of the Company's acquisitions of interests in its subsidiaries. Goodwill is not amortized but is tested for impairment on an annual basis, or more frequently if events or changes in circumstances indicate that it might be impaired. The Company first assesses qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. In the qualitative assessment, the Company considers primary factors such as industry and market considerations, overall financial performance of the reporting unit, and other specific information related to the operations. Based on the qualitative assessment, if it is more likely than not that the fair value of each reporting unit is less than the carrying amount, the quantitative impairment test is performed.

In performing the two-step quantitative impairment test, the first step compares the fair values of each reporting unit to its carrying amount, including goodwill. If the fair value of each reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying value of a reporting unit's goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. This allocation process is only performed for the purposes of evaluating goodwill impairment and does not result in an entry to adjust the value of any assets or liabilities. Application of a goodwill impairment test requires significant management judgment, including the identification of reporting units, assigning assets, liabilities and goodwill to reporting units, and determining the fair value of each reporting unit.

Impairment of long-lived assets other than goodwill

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. No impairment of long-lived assets other than investment in equity investees was recognized for the periods presented.

Accounts receivable and other receivables

Receivables include trade accounts due from customers and other receivables such as cash advances to employees, related parties and third parties and advances to suppliers. Management reviews the composition of accounts receivable and analyzes historical bad debts, customer concentration, customer credit worthiness, current economic trends and changes in customer payment patterns to determine if the allowance for doubtful accounts is adequate. An estimate for doubtful accounts is made when collection of the full amount is no longer probable. Delinquent account balances are written-off after management has determined that the likelihood of collection is not probable and known bad debts are written off against the allowance for doubtful accounts when identified. As of June 30, 2016 and December 31, 2015, there was $1 and $1 allowance for uncollectible accounts receivable, respectively. Management believes that the remaining accounts receivable are collectible.

Fair value of financial instruments

The Company’s financial instruments primarily consist of cash and cash equivalents, accounts receivable, accounts payable, other receivables, other payables and accrued liabilities, advances to suppliers, short-term loans, customer deposits and convertible notes.

As of the balance sheet dates, the estimated fair value of cash and cash equivalents, accounts receivable, accounts payable, other receivables, other payables and accrued liabilities, advances to suppliers, short-term loans and customer deposits were not materially different from their carrying values as presented due to the short maturities of these instruments and that the interest rates on the borrowings approximate those that would have been available for loans for similar remaining maturity and risk profile at the respective reporting periods.

The fair value measurement accounting standard defines fair value, establishes a three-level valuation hierarchy for disclosures of fair value measurement and enhances disclosure requirements for fair value measures. The three levels are defined as follows:

•	Level 1	inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.
•	Level 2	inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the assets or liability, either directly or indirectly, for substantially the full term of the financial instruments.
•	Level 3	inputs to the valuation methodology are unobservable and significant to the fair value.

The following table sets forth by level within the fair value hierarchy our financial assets and liabilities that were accounted for at fair value on a recurring basis:

	Carrying Value at June 30, 2016	Fair Value Measurement at June 30, 2016
		Level 1	Level 2	Level 3
Convertible notes measured at fair value	$-	$-	$-	$-

	Carrying Value at December 31, 2015	Fair Value Measurement at December 31, 2015
		Level 1	Level 2	Level 3
Convertible notes measured at fair value	$2,169	$-	$-	$2,169

A summary of changes in financial liabilities for the period ended June 30, 2016 was as follows:

Balance at January 1, 2015	$2
Change in fair value of warrant derivative liability	(2)
Issuance of convertible notes	1,149
Fair value loss on issuance of convertible notes	1,019
Interest expenses on convertible notes	56
Change in fair value of convertible notes	21
Conversion of convertible notes	(76)
Balance at December 31, 2015	2,169
Interest expenses on convertible notes	5
Conversion of convertible notes	(3,674)
Change in fair value of convertible notes	1,500
Balance at June 30, 2016	-

Fair value of the convertible notes is determined using the binomial model using the following assumptions at inception and on subsequent valuation dates:

Convertible	Black	JSJ	Crown	LG Capital	Adar	Service	VIS
notes	Forest	Investment	Bridge	Funding	Bays	Trading	Vires
holder	Capital, LLC	Inc	Partners LLC	LLC	LLC	Co LLC	Group Inc
Appraisal Date (Inception Date)	7/17/15	6/3/15	9/11/15	6/10/15	6/11/15		6/25/15
Risk-free Rate	0.77%	0.42%	0.85%	0.78%	0.79%		0.77%
Applicable Closing Stock Price	$0.61	$0.70	$0.45	$0.79	$0.87		$0.66
Conversion Price	$0.34	$0.28	$0.23	$0.39	$0.39		$0.40
Volatility	31.45%	N/A	37.23%	30.18%	30.19%		31.58%
Dividend Yield	0.00%
Credit Spread	2.75%	2.59%	3.00%	2.85%	2.80%		2.76%
Liquidity Risk Premium	5.00%

Appraisal Date	12/31/15
Risk-free Rate	0.87%	2.16%	0.94%	0.79%	0.79%		0.61%
Applicable Closing Stock Price	$0.39
Conversion Price	$0.19	$0.19	$0.19	$0.21	$0.21		$0.22
Volatility	43.13%	N/A	38.86%	47.18%	47.18%		44.59%
Dividend Yield	0.00%
Credit Spread	4.08%	4.39%	4.08%	4.08%	4.08%		3.66%
Liquidity Risk Premium	5.00%

Comprehensive income

U.S. GAAP generally requires that recognized revenue, expenses, gains and losses be included in net income or loss. Although certain changes in assets and liabilities are reported as separate components of the equity section of the consolidated balance sheet, such items, along with net income, are components of comprehensive income or loss. The components of other comprehensive income or loss consist of foreign currency translation adjustments net of realization of foreign currency translation gain relating to disposal of subsidiaries.

Revenue recognition

The Company’s revenue recognition policies are consistent with the accounting standards. Sales revenue is recognized at the date of shipment to customers. The Company recognizes revenue from the sale of products and services when all the following criteria ae met: persuasive evidence for an arrangement exists, the price is fixed or determinable, the delivery is completed or services have been provided, no other significant obligations of the Company exist and collectability is reasonably assured. For products that are required to be examined by customers, sales revenue is recognized after the customer examination is completed. Payments received before all of the relevant criteria for revenue recognition are met are recorded as customer deposits. Generally, our outsourced manufacturers are obligated to provide at least one-year repair or replacement obligation. Management did not estimate future warranty liabilities as historical warranty expenses were minimal.

Sales revenue is recognized net of value-added taxes, sales discounts and returns. There was nil and $27 sales returns during the six months ended June 30, 2016 and 2015, respectively.

Income taxes

The Company accounts for income taxes in accordance with the accounting standard issued by the Financial Accounting Standard Board (“FASB”) for income taxes. Under the asset and liability method as required by this accounting standard, deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The charge for taxation is based on the results for the reporting period as adjusted for items which are non-assessable or disallowed. It is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date. The effect on deferred income taxes of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recognized if it is more likely than not that some portion, or all of, a deferred tax asset will not be realized.

Under the accounting standard regarding accounting for uncertainty in income taxes, a tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the year incurred. During the years ended December 31, 2015, 2014 and 2013, the Company incurred nil, $24 and $71 of interest related to income taxes. U.S. GAAP also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosures and transition.

According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or its withholding agent. The statute of limitations extends to five years under special circumstances, which are not clearly defined. In the case of a related party transaction, the statute of limitations is ten years. There is no statute of limitations in the case of tax evasion.

According to the Circular on the State Administration of Taxation on Strengthening the Management of EIT Collection of Proceeds from Equity Transfers by Non-Resident Enterprises (Guoshuihan [2009] No. 698) (“Circular 698”) and the State Administration of Taxation Notice [2015] No. 7, a non-PRC Tax Resident Enterprise is subject to the PRC EIT on the taxable gain arising from a sale of transfer of any intermediate offshore company which directly or indirectly holds an interest, including any assets, subsidiaries, or other forms of business operations, in the PRC, or otherwise stipulated in an applicable tax treaty or arrangement. Circular 698 applies to all transactions conducted on or after January 1, 2008.

Share-based compensation

The Company accounts for equity instruments issued in exchange for the receipt of goods or services from consultants in accordance with the accounting standards regarding accounting for stock-based compensation and accounting for equity instruments that are issued to other than employees for acquiring or in conjunction with selling goods or services. Costs are measured at the estimated fair market value of the consideration received or the estimated fair value of the equity instruments issued, whichever is more reliably determinable. The value of equity instruments issued for consideration other than employee services is determined on the earlier of a performance commitment or completion of performance by the provider of goods or services as defined by these accounting standards. In the case of equity instruments issued to consultants, the fair value of the equity instrument is recognized over the term of the consulting agreement if there is a term.

The Company accounts for equity instruments issued in exchange for the receipt of services from employees in the financial statements based on their fair values at the date of grant. The fair value of awards is amortized over the requisite service period.

Foreign currency translation

The reporting currency of the Company is the U.S. Dollar. The functional currency of the Company and its PRC subsidiaries is the RMB. The functional currencies of its Hong Kong subsidiaries SGOCO International and Boca are the U.S. Dollar and Hong Kong Dollar, respectively. Results of operations and cash flow are translated at average exchange rates during the period, and assets and liabilities are translated at the unified exchange rate as quoted by the People’s Bank of China at the end of the period. Capital accounts are translated at their historical exchange rates when the capital transaction occurred. Translation adjustments resulting from this process are included in accumulated other comprehensive income. Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in the results of operations as incurred.

The balance sheet amounts with the exception of equity were translated at RMB6.63 and RMB6.49 to $1.00 at June 30, 2016 and December 31, 2015, respectively. The equity accounts were stated at their historical exchange rates. The average translation rates applied to the income and cash flow statement amounts for the six months ended June 30, 2016 and 2015 were RMB6.53 and RMB6.13 to $1.00, respectively.

Note 3 - Accounts receivable, trade

Accounts receivable as of June 30, 2016 and December 31, 2015 consisted of the following:

	June 30, 2016	December 31, 2015

Accounts receivable	$4,512	$229
Allowance for doubtful accounts	(1)	(1)
	$4,511	$228

The movements in allowance for doubtful accounts are as follows:

	June 30, 2016	December 31, 2015

Balance at the beginning of the period	$1	$-
Addition	-	1
Balance at the end of the period	$1	$1

All of the Company’s customers are located in the PRC and Hong Kong. The Company provides credit in the normal course of business. The Company performs ongoing credit evaluations of its customers and maintains allowances for doubtful accounts based on factors surrounding the credit risk of specific customers, historical trends, and other information.

Note 4 - Acquisition of subsidiary and deposits paid for acquisition of subsidiaries

(a)	Acquisition of Boca

On December 28, 2015, SGOCO International entered into a Share Sale and Purchase Agreement (the "SPA") with Richly Conqueror Limited (the "Vendor") pursuant to which SGOCO International will acquire all of the issued share capital of Boca International Limited, a company incorporated in Hong Kong (“Boca”). Total consideration of the Sale Shares includes $52,000 in the form of cash, plus up to 19.9% new shares in SGOCO (as enlarged by the issuance). In December 2015, the Company paid a $52,000 refundable deposit to the Vendor.

Boca is principally engaged in environmental protection, energy saving technologies, equipment development and applications. Its business involves production and sales of phase change thermal energy storage materials as well as central air conditioning cooling and heating system application engineering.

The Company and Richly Conqueror Limited entered into a supplemental agreement on February 29, 2016, pursuant to which SGOCO International agreed to issue 1,162,305 ordinary shares of the Company to the Vendor on or before March 15, 2016 and both parties confirmed the closing date of the transaction shall be March 31, 2016. The shares were issued on March 7, 2016, and the fair value of the shares was $3.51 per share on the closing date, March 31, 2016.

After the completion of the acquisition, Boca became a wholly owned subsidiary of the Company.

The following table sets forth the Company’s best estimate of fair value of the assets acquired and the liabilities assumed. The Company is in the process of obtaining a third-party valuation for the assets acquired and liabilities assumed, and will refine fair value estimates when the valuation is completed using the balances as of the closing date, March 31, 2016.

Boca

Net liabilities acquired	$(337)
Amortizable intangible assets (i)
Backlog contract	372
Proprietary technology	26,179
Goodwill	36,504
Deferred tax liabilities	(6,638)
Total	$56,080

Total purchase price comprised of:
– cash consideration	$52,000
– share-based consideration	4,080
Total	$56,080

(i)	Acquired amortizable intangible asset-backlog contract and proprietary technology have estimated amortization periods of one year and twenty years, respectively.

The transaction resulted in a purchase price allocation of $36,172 to goodwill, representing the financial, strategic and operational value of the transaction to the Company. Goodwill is attributed to the premium that the Company paid to obtain the value of the business of Boca and the synergies expected from the combined operations of Boca and the Company, the assembled workforce and their knowledge and experience in provision of products and projects utilizing “green” energy technologies. The total amount of the goodwill acquired is not deductible for tax purposes.

(b)	Potential Acquisition of Sola Green

On December 22, 2015, the Company signed a memorandum of understanding (“MOU”) to acquire all of the issued share capital of Sola Green Technologies Limited, a company incorporated in Hong Kong (“Sola Green”), for a purchase price of $40,000 in form of cash or new shares in SGOCO, subject to satisfactory due diligence and customary purchase price adjustments. In December 2015, a refundable deposit of $34,000 was paid to the shareholders of Sola Green. On March 1, 2016, an extension of the MOU was signed pursuant to which both parties originally expected that the definitive agreements would be executed and the transaction would be closed by June 30, 2016.  The completion of the transaction is dependent on the completion of due diligence. Both parties had spent significant amount of time and efforts in the due diligence in 2016 but were unable to complete the process with satisfaction to both parties.

On November 20, 2016, the Company sent an official notice to the Seller to terminate the due diligence process and requested full refund of the deposit paid to the Seller. On November 30, 2016, the Company received full deposit back from the Seller.

Sola Green invests and develops an Energy-saving Glass Coating. By applying nano-technology, Sola Green integrates rare earth elements with other materials to produce a liquid form thermal insulation coating material. The coating could reduce UV and infrared radiation from sunlight, while maintaining acceptable visibility through the coated glass. As a result of reducing infrared radiation from sunlight, a general temperature reduction of 5-7°C to indoor space could be achieved.

Note 5 – Intangible assets, net

Intangible assets, net, as of June 30, 2016 and December 31, 2015 consisted of the following:

	June 30, 2016	December 31, 2015

Backlog contract	$372	$-
Proprietary technology (Note 8)	26,179	-
Accumulated amortization	(420)	-
Intangible assets, net	$26,131	$-

Amortization expenses of intangible assets were $420 for the six months ended June 30, 2016.

As of June 30, 2016, amortization expenses related to intangible assets for future periods are estimated to be as follows:-

		For the years ending December 31,
	Remainder of 2016	2017	2018	2019	2020	2021 and thereafter
	$	$	$	$	$	$
Amortization expenses	840	1,401	1,308	1,308	1,308	19,966

Note 6 – Convertible notes

The Company entered into a series of Securities Purchase Agreements (the "Agreements") with certain investors between June and September, 2015. Pursuant to the Agreements, the Company issued certain convertible notes (the “Notes”) to the investors in a total principal amount of $1,149. A summary of the major terms of the Agreements are presented as follows:

Investor	Principal amount	Issue date	Maturity date		Interest rate	Conversion discount rate (b)
LG Capital Funding, LLC	$231	6/10/2015	6/10/2016		8%	35%
JSJ Investments INC	150	6/3/2015	12/3/2015	(a)	12%	43%
Crown Bridge Partner, LLC	46	9/11/2015	8/25/2016		5%	42%
Service Trading Company, LLC	105	6/11/2015	6/11/2016		8%	35%
Adar Bays, LLC	158	6/11/2015	6/11/2016		8%	35%
Vis Vires Group, INC	159	6/10/2015	3/15/2016		8%	39%
Black Forest Capital, LLC	300	7/17/2015	7/17/2016		12%	42%
	$1,149

(a)	At any time before, on and after the maturity date, this note has a cash redemption premium of 150%.
(b)	The rate is the discount to the lowest closing bid price of the Company’s ordinary shares for the 10 or 20 days prior to the date of conversion or execution of the convertible note agreements, as the case may be.

The conversion feature is dual indexed to the Company’s stock, and is considered an embedded derivative which needs to be bifurcated from the host instrument in accordance with ASC 815.

ASC 815-15-25 provides that if an entity has a hybrid financial instrument that would require bifurcation of embedded derivatives under ASC 815, the entity may irrevocably elect to initially and subsequently measure a hybrid financial instrument in its entirety at fair value with changes in fair value recognized in earnings. The fair value election can be made instrument by instrument and shall be supported by concurrent documentation or a preexisting documented policy for automatic election.

The Company elected to measure the Notes in their entirety at fair value with changes in fair value recognized as non-operating income or loss at each balance sheet date in accordance with ASC 815-15-25. In addition, issuance costs of $44 and $25 associated with the Notes offering have been expensed as incurred in the six months ended June 30, 2016 and 2015, respectively.

Fair value of the Notes of $2,169 as of December 31, 2015 is determined using the binomial model, one of the option pricing methods. The valuation involves complex and subjective judgment and the Company’s best estimates of the probability of occurrence of future events, such as fundamental changes, on the valuation date. Under the binomial valuation model, the Group uses a weighted risk-free and risk interest rate (the combination of the risk free rate plus the credit spread for the underlying Notes) weighted by the probability of conversion as internally solved out by binomial model in discounting its cash flows. The main inputs to this model include the underlying share price, the expected share volatility, the expected dividend yield, the risk free and risk interest rate.

During 2015, the note holders converted the Notes with a total principal amount of $35 into 51,511 ordinary shares of the Company.

As of June 30, 2016, the note holders have fully converted the Notes with a total principal amount of $1,149 into 1,394,936 ordinary shares of the Company.

Note 7 - Other payables and accrued liabilities

Other payables and accrued liabilities as of June 30, 2016 and December 31, 2015 consisted of the following:

	June 30, 2016	December 31, 2015

Accrued professional fees	$30	$132
Accrued staff costs and staff benefits	60	15
Advances from unrelated parties	547	-
Others	26	22
	$663	$169

The advances from unrelated parties are unsecured, interest free and have no fixed terms of repayment.

Note 8 - Other loan

The amount represents a loan of $256 advanced from an unrelated party to the Company, plus accrued interest. The loan is bearing 5% interest per annum and has no fixed term of repayment. The loan is secured by certain intangible assets of the Company (Note 5).

Note 9 - Capital transactions

Preferred stock

On January 29, 2008, the Company amended its articles of association and authorized 1,000,000 preferred shares. No preferred shares were issued or registered in the IPO. There were no preferred shares issued and outstanding as of December 31, 2015 and 2014.

Issuance of capital stock

The Company and Richly Conqueror Limited entered into a supplemental agreement on February 29, 2016, pursuant to which SGOCO International agreed to issue 1,162,305 ordinary shares of the Company to the Vendor on or before March 15, 2016 and both parties confirmed the closing date of the transaction shall be March 31, 2016. The shares were issued on March 7, 2016, and the fair value of the shares was $3.51 per share on the closing date, March 31, 2016.

On March 29, 2016, a total of 31,250 shares were issued to a consultant of the Company. The grant date fair value for such shares was $3.38 per share. Consulting expense of $106 was recorded in the statement of comprehensive loss during the six months ended June 30, 2016.

On March 15, 2016, a total of 48,000 shares were issued to the Company’s independent directors, certain employees and consultants, which vested immediately. The grant date fair value was $3.35 per share. Compensation expense of $161 was recorded in the statement of comprehensive loss during the six months ended June 30, 2016.

On February 29, 2016, a total of 60,000 shares were issued to the certain IR service providers. The grant date fair value was $3.37 per share. Consulting expense of $202 was recorded in the statement of comprehensive loss during the six months ended June 30, 2016.

During the six months ended June 30, 2016, certain of holders agreed to convert convertible notes with a principal amount of $1,114 for a total of 1,343,425 of ordinary shares.

On March 5, 2015, a total of 45,000 ordinary shares were issued to the Company’s directors and certain employees, which vested immediately. The grant date fair values were $2.80 per share. Share-based compensation expense of $126 was recognized in the consolidated statement of comprehensive loss during the six months ended June 30, 2015.

Note 10 - Statutory reserves

Statutory reserves

The laws and regulations of the PRC require that before an enterprise distributes profits to its owners, it must first satisfy all tax liabilities, provide for losses in previous years, and make allocations in proportions determined at the discretion of the Board of Directors after the statutory reserves.

Surplus reserve fund

As stipulated by the Company Law of the PRC, as applicable to Chinese companies with foreign ownership, net income after taxation can only be distributed as dividends after appropriation has been made for the following:

1.	Making up cumulative prior years’ losses, if any;

2.	Allocations to the “Statutory surplus reserve” of at least 10% of income after tax, as determined under PRC accounting rules and regulations, until the fund amounts to 50% of the company’s registered capital; and

3.	Allocations to the discretionary surplus reserve, if approved in the shareholders’ general meeting.

The surplus reserve fund is non-distributable other than during liquidation and can be used to fund previous years’ losses, if any. It may be utilized for business expansion or converted into share capital by issuing new shares to existing shareholders in proportion to their shareholding or by increasing the par value of the shares currently held by them, provided that the remaining reserve balance after such issue is not less than 25% of the registered capital.

The Company did not make appropriations to the statutory reserves for the six months ended June 30, 2016 and 2015. No appropriations were made to surplus reserve fund.

Note 11 - Income taxes

Income is subject to tax in the various countries in which the Company operates.

The Company is a tax-exempted company incorporated in the Cayman Islands.

SGO is incorporated in the State of Delaware and is subject to U.S. federal taxes at United States federal income tax rate of 34%. SGOCO International and Boca are incorporated in Hong Kong and is subject to Hong Kong taxation on income derived from their activities conducted in Hong Kong. Hong Kong Profits Tax has been calculated at 16.5% of the estimated assessable profit for the six months ended June 30, 2016 and 2015.

The Company mainly conducts its operating business through its subsidiaries in China. These subsidiaries are governed by the Income Tax Law of the PRC concerning foreign invested enterprises and foreign enterprises and various local income tax laws (the Income Tax Laws), and do not have any deferred tax assets or deferred tax liabilities under the income tax laws of the PRC because there are no temporary differences between financial statement carrying amounts and the tax bases of existing assets and liabilities.

All subsidiaries in China are subject to 25% EIT tax rate throughout the periods presented.

The Income Tax Laws also impose a 10% withholding income tax for dividends distributed by a foreign invested enterprise to its immediate holding company outside China for distribution of earnings generated after January 1, 2008. Under the Income Tax Laws, the distribution of earnings generated prior to January 1, 2008 is exempt from the withholding tax. As our subsidiaries in the PRC will not be distributing earnings to the Company for the six months ended June 30, 2016 and fiscal 2015, no deferred tax liability has been recognized for the undistributed earnings of these PRC subsidiaries at June 30, 2016 and December 31, 2015. Total undistributed earnings of the Company’s PRC subsidiaries at June 30, 2016 were nil (December 31, 2015: nil).

The following table reconciles the U.S. statutory rates to the Company’s effective tax rate for the six months ended June 30, 2016 and 2015:

	For the six months ended June 30,
	2016	2015
U.S. Statutory rates	34%	34%
Foreign income not recognized in USA	(34.0)	(34.0)
China income taxes	25.0	25.0
Impact of tax rate in other jurisdiction	(0.9)	(2.6)
Valuation allowance	(2.8)	(11.3)
Other (a)	(17.6)	(11.1)
Effective income taxes	3.7%	-%

Notes:

(a)	There were no other material items affecting the effective income tax for the six months ended June 30, 2016 and 2015 except for (i) losses incurred by SGOCO of approximately $2.0 million and $0.6 million, respectively, where there is no tax in the Cayman Islands; and (ii) under-provision of Hong Kong profits tax as a result of certain non-deductible expenses in prior year.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of deferred income tax assets and liabilities are as follows:

	June 30, 2016	December 31, 2015
Deferred income tax assets:
Net operating loss carry-forward	$1,231	$939
Less: Valuation allowance	(1,231)	(939)
	$-	$-

Non-current Deferred tax liability
Intangible assets arisen from business combination	$6,533	$-
	$6,533	$-

The deferred income tax assets wholly relates to net tax loss carry forwards. The net operating loss carry forwards derived from the Company’s PRC entities, HK entities and U.S. entity.

The net tax loss attributable to those PRC entities can only be carried forward for a maximum period of five years. As of June 30, 2016 and December 31, 2015, the Company had $2,471 and $2,361, respectively, of deductible tax loss carry forwards that expire through December 31, 2021. The net tax loss of the Hong Kong entities of $2,460 and $867 as of June 30, 2016 and December 31, 2015, respectively, available for offset against future profits may be carried forward indefinitely. Management believes that the Company will not realize these potential tax benefits as the Company’s operations in these PRC and Hong Kong entities will not generate any operating profits in the foreseeable future. As a result, the full amount of the valuation allowance was provided against the potential tax benefits.

As of June 30, 2016 and December 31, 2015, the Company’s U.S. eet tax loss carry-forwards of $609 and $606, respectively, available to reduce future taxable income which will expire in various years through 2031. Management believes that the Company will not realize these potential tax benefits as the Company’s U.S. operations will not generate any operating profits in the foreseeable future. As a result, the full amount of the valuation allowance was provided against the potential tax benefits.

Note 12 - Loss per share

The following is a reconciliation of the basic and diluted loss per share computation:

	For the six months ended June 30,
	2016	2015

Net loss	$(2,703)	$(1,309)

Weighted average number of shares outstanding - basic and diluted	6,476,467	4,382,965

Loss per share – basic and diluted	$(0.42)	$(0.30)

As of June 30, 2015 and 2016, all the Company’s outstanding warrants and convertible notes were excluded from the diluted loss per share calculation as they were anti-dilutive.

Note 12 – Segment information

The Company’s segments are business units that offer different products and services and are reviewed separately by the chief operating decision maker (the “CODM”), or the decision making group, in deciding how to allocate resources and in assessing performance. The Group’s CODM is the Company’s Chief Executive Officer. During fiscal 2015, there was only one segment, ie the sale of LCD/LED products. During 2016, after the acquisition of Boca, there is one additional segment, consisting of the provision of green energy products and services.

For the six months ended June 30, 2016	LCD/LED products	Green energy products and services	Corporate unallocated (note)	Consolidated
Revenues	4,676	2		4,678
Gross profit	187	2		189
Operating expenses	594	424	454	1,472
Loss from operations	(407)	(422)	(454)	(1,283)
Other income (expenses)	(1)	(3)	(1,521)	(1,525)
Loss before provision for income taxes	(408)	(425)	(1,975)	(2,808)
Income tax credit	-	105	-	105
Net loss	(408)	(320)	(1,975)	(2,703)

As of June 30, 2016
Identifiable long-lived assets	6	26,131	-	26,137
Total assets	4,886	95,962	76	100,924

Note:	The Company does not allocate its assets located and expenses incurred outside Hong Kong and China to its reportable segments because these assets and activities are managed at a corporate level.

For the six months ended June 30, 2015	LCD/LED products	Green energy products and services	Consolidated
Revenues	504	-	504
Gross profit	24	-	24
Operating expenses	865	-	865
Loss from operations	(841)	-	(841)
Other income (expenses)	(467)	-	(467)
Loss before provision for income taxes	(1,308)	-	(1,308)
Provision for income taxes	-	-	-
Net loss	(1,308)	-	(1,308)

As of December 31, 2015
Identifiable long-lived assets	8	-	8
Total assets	1,189	85,693	86,882

The Company does not have material long-lived assets located in foreign countries other than PRC.

Geographic area data is based on product shipment destination. In accordance with the enterprise-wide disclosure requirements of the accounting standard, the Company’s net revenue from external customers by geographic areas is as follows:

	For the six months ended June 30,
	2016	2015

China	$363	$399
Hong Kong	4,315	105

Total	$4,678	$504

Note 13 - Commitments and contingencies

The management is not currently aware of any threatened or pending litigation or legal matters, which would have a significant effect on the Company’s consolidated financial statements as of June 30, 2016 and December 31, 2015.

Our contractual obligations primarily consist of operating lease obligations and capital commitments. The following table sets forth a breakdown of our contractual obligations as of June 30, 2016 and their maturity profile:

		For the years ending December 31,
	Remainder of 2016	2017	2018	2019	2020	2021 and thereafter	Total
	$	$	$	$	$	$	$
Future minimum lease payments under non-cancelable operating lease agreements	38	42	-	-	-	-	80
Capital contributions (1)	-	-	-	-	-	-	-
Total	38	42	-	-	-	-	80

(1)	The registered capital of SGOCO Shenzhen is $5,000. As of December 31, 2015, SGOCO International had not injected capital to SGOCO Shenzhen. Initially, SGOCO International was required to pay $1,000 and the remaining $4,000 within 3 months and within one year, respectively, of the date of issuance of the subsidiary’s business license according to PRC registration capital management rules. According to the revised PRC company law which became effective on March 1, 2014, it has abolished the time requirement of the registered capital contributions. SGOCO International has its own discretion to consider the timing of the registered capital contributions. SGOCO International is in the process of amending the charter to adopt the requirement of the revised PRC company law.

Note 14 - Concentration of risks

The Company’s operations are carried out in the PRC and its operations in the PRC are subject to specific considerations and significant risks not typically associated with companies in North America and Western Europe. These include risks associated with, among others, the political, economic and legal environments and foreign currency exchange. The Company’s results may be adversely affected by changes in government policies regarding laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, and rates and methods of taxation, among other things.

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash, accounts receivable and advances to suppliers. As of June 30, 2016 and December 31, 2015, substantially all of the Company’s cash was held in major financial institutions located in the PRC, Hong Kong and the United States of America, which management considers being of high credit quality. China does not have an official deposit insurance program, nor does it have an agency similar to The Federal Deposit Insurance Corporation (FDIC) in the United States. However, the Company believes that the risk of failure of any of these PRC banks is remote. Bank failure is extremely uncommon in China and the Company believes that those Chinese banks that hold the Company’s cash are financially sound based on public available information.

The Company provides unsecured credit terms for sales to certain customers. As a result, there are credit risks with the accounts receivable balances. The Company constantly re-evaluates the credit worthiness of customers buying on credit and maintains an allowance for doubtful accounts.

Sales revenue from a major customer was $4,315, or approximately 92.2% of the Company’s total sales for the six months ended June 30, 2016. No other single customer accounted for more than 10% of the Company’s total revenues during the six months ended June 30, 2016. The Company’s accounts receivable from this customer was approximately $4,315 as of June 30, 2016, and nil as of December 31, 2015.

Sales revenue from 2 major customers was $312, or approximately 61.9% of the Company’s total sales for the six months ended June 30, 2015, with each customer individually accounting for 41.1% and 20.8% of revenue, respectively. No other single customer accounted for more than 10% of the Company’s total revenues during the six months ended June 30, 2015.

A major vendor provided approximately 92.8% of total purchases by the Company during the six months ended June 30, 2016. The Company’s accounts payable due to this vendor was approximately $4,166 as of June 30, 2016, and nil as of December 31, 2015.

3 major vendors provided approximately 78.5% of total purchases (including 35.4% of purchases from Honesty Group) by the Company during the six months ended June 30, 2015.

Note 15 – Subsequent events

On December 8, 2016, a total of 320,000 shares were issued to certain of the Company’s directors, certain employees and consultants, which vested immediately. The grant date fair value was $3.43 per share. Compensation expense of $1,097 will be recorded in the statement of comprehensive income (loss) during 2016.